Exhibit 99.1

Corporate Communications

CNH Industrial Announces Provision

London, March 24, 2016

As reported since 2011, our wholly owned subsidiary Iveco S.p.A. and certain of its competitors have been subject to an investigation conducted by the European Commission (the Commission) in relation to certain alleged anticompetitive practices in the European Union.

Based on recent developments, the Company has decided to record a charge related to the matters under investigation of approximately $500 million (€450 million) in the first quarter of 2016. This charge will be taken into account as an exceptional item and is expected not to be tax deductible.

The Company will continue to evaluate the amount of the charge pending final resolution of the investigation and related matters. The Company has sufficient liquidity to fund a payment in the amount of the charge.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

For more information contact:
Corporate Communications
Email: mediarelations@cnhind.com
Investor Relations
Email: investor.relations@cnhind.com

CNH Industrial N.V. 25 St. James’s Street London, SW1A 1HA United Kingdom